YUKON-NEVADA GOLD CORP. INTERSECTS ADDITIONAL STRONG GOLD
MINERALIZATION AT THE KETZA RIVER PROJECT

Vancouver, BC – August 18, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce favorable results from its restarted and on-going 2010 drilling program at Ketza River. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp., and it is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

The recently received assay results are from the Bluff Zone at the Ketza River Project. The Bluff Zone is an individual mineralized zone located west of the proposed Peel open-pit resource area and east of the proposed Lab-Calcite open-pit resource area. All drill holes referenced in this news release are diamond drill holes completed from one drill rig between November 2009 and February 2010 and for which assays were recently received.

The Bluff Zone is a structurally-controlled, steeply-dipping sulfide replacement (manto) zone in limestone. Mineralization at the Bluff Zone has been exposed in several places on the surface by trenching. In addition, a small limestone quarry is located nearby to the Bluff Zone. Several of the previously reported 2008 drill holes intercepted massive pyrrhotite replacement mineralization with strong gold values. Drill hole KR-08-1355 intersected 11.2 meters of 9.7 g/t Au starting at a depth of 12.1 meters whereas drill hole KR-08-1351 intercepted 4.8 meters grading 11.5 g/t Au starting at 5.6 meters as previously reported in a news release issued on April 15th, 2009.

Following up on the 2008 work, a series of 2010 drill holes were completed to step down dip from the earlier intercepts. The table below lists the 2010 significant drill hole intercepts in the Bluff Zone. Highlights include drill hole KR-10-1471 that intercepted 2.42 meters averaging 20.8 g/t Au, and drill hole KR-10-1473 that intercepted 3.24 m averaging 12.2 g/t Au.

Summary of Significant Intercepts from the Bluff Zone

Drill Hole Number	From (m)	To (m)	Thickness (m)*	Grade (g/t)
KR-10-1471	17.02	19.44	2.42	20.8
KR-10-1473	4.45	7.69	3.24	12.2
KR-10-1474	19.95	22.10	2.15	9.9

*Note: True thickness is the same as the drill hole thickness
Drill holes KR-10-1469,1470,1472,1475 and 1476 returned no significant intersections

Neither the 2008 drill holes nor these recent drill intercepts from the Bluff Zone were included in the data used for the NI 43-101 resource estimate released on April 14, 2008 and therefore are likely to lead to an increase in the resource at the Ketza River project. These recent encouraging drill intercepts in the Bluff Zone will be used by mine engineers to help determine if an additional open pit is warranted in the area. A complete table of updated results for the 2008 drilling program can be found on our website: http://bit.ly/bkWFoM

A shallow Induced Polarization (“IP”) anomaly just west of the Lab Zone manto was tested by two diamond drill holes: KR-09-1467 and KR-09-1468. Based on geological logging of the diamond drill core from these drill holes, the bulk of the anomaly was caused by barren pyrite hosted in black shale. Minor pyrrhotite was intersected in limestone rock at depth, but it did not contain significant gold in either drill hole.

Additional IP anomalies from the Titan-24 survey remain to be tested. We are awaiting assay results from the drill holes that tested the deep IP anomaly in the area underlying the QB resource.

This news release was reviewed and approved by the Chief Geologist for the Ketza River project, Ed Gates (M.Sc., P.Geo), and Vice President of Exploration for Yukon-Nevada Gold Corp., Todd Johnson (M. Sc.). Ed Gates is the qualified person for the purpose of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.